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Tender Offer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Proginet Corporation
(Name of Subject Company (Issuer))

Red Oak Fund, L.P.
(Name of Filing Person (Offeror))

Common Stock
(Title of Class of Securities)

742942105
(CUSIP Number of Class of Securities)

David Sandberg
Red Oak Fund, L.P.
145 Fourth Avenue, Suite 15A
New York, NY  10003
(212) 614-8952

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,475,000	$75.98

______
*
Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,500,000 shares of Common Stock of Proginet Corporation, at the tender offer price of $1.65 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2007, issued February 15, 2007 and the related SEC press release dated February 16, 2007 equals $30.70 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$75.98	Filing Party:	Red Oak Fund, L.P.
Form or Registration No.:	Schedule TO	Date Filed:	July 23, 2007

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO relating to the offer by Red Oak Fund, L.P. (the “Purchaser”), to purchase up to 1,500,000 shares (the “Shares”) of Common Stock, par value $0.01 per share (“Common Stock”), of Proginet Corporation, a Delaware corporation (the “Subject Company”), at a price of $1.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) which, together, as each may be amended or supplemented from time to time, constitute the “Offer.”

The information in the Offer, which was previously filed with the Schedule TO by Red Oak Fund, L.P., is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

AMENDMENT

The Offer to Purchase is hereby amended and supplemented as follows:

(1)  All references to the Offer expiration time of 5:00 p.m. New York time on August 17, 2007 in the Offer to Purchase and Letter of Transmittal are hereby amended and changed to 11:59 p.m. New York time on August 17, 2007.

(2)  In Section 7 of the Offer to Purchase, the third paragraph is hereby amended and restated in its entirety to read as follows:

“Available Information.  Proginet is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports relating to its business, financial condition and other matters.  Proginet must disclose in its proxy statements distributed to Proginet’s stockholders and filed with the SEC information as of particular dates concerning its directors and officers, their remuneration, stock options and other matters, the principal holders of its securities and any material interest of those persons in transactions with Proginet.  That information is available for inspection at the public reference facilities of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.  You can obtain copies of that information by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at Station Place, 100 F Street, N.E., Washington, D.C. 20549.  The SEC also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with it.  You can find those reports, proxy statements and other information on the SEC’s web site, http://www.sec.gov.”

(3) In Section 8 of the Offer to Purchase, the first sentence in the second to last paragraph is hereby amended and restated in its entirety to read as follows:

“Available Information.  Except as set forth in this Offer to Purchase, neither Purchaser, Red Oak Capital Partners, LLC or Mr. Sandberg has had any business relationship or transaction with Proginet or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.”

(4) In Section 12 of the Offer to Purchase, the first sentence is hereby amended and restated in its entirety to read as follows:

“Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) our rights to extend the Offer or otherwise amend the terms of the Offer at any time, we shall not be required to accept for payment and, subject to (i) our reasonable discretion and (ii) any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to either pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and terminate the Offer, if any of the following events shall occur:”

(5) In Section 12 of the Offer to Purchase, the last paragraph is hereby amended and restated in its entirety to read as follows:

“All the foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition (including any action or inaction by Proginet) or may be waived by us in whole or in part at any time and from time to time prior to the expiration of the Offer in our reasonable discretion.  Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted from time to time and at any time before the expiration of the Offer, subject to applicable government approvals.  Any determination by us concerning the events described in this Section 12 will be final and binding upon all parties.”

(6) In Section 14 of the Offer to Purchase, the second paragraph is hereby amended by appending the following two sentences to the end of the paragraph:

“However, the restrictions of Section 203 of the Delaware General Corporation Law would not apply if our ownership exceeds 15%, unless at the time of a business combination, Proginet (i) has a class of voting stock on a national securities exchange; (ii) is authorized for quotation on The NASDAQ Stock Market; or (iii) is held of record by more than 2,000 stockholders.  Currently, Proginet does not have a class of voting stock on a national securities exchange, is not authorized for quotation on The NASDAQ Stock Market and is held of record by less than 2,000 stockholders and Section 203 of the Delaware General Corporation Law as currently in effect would not apply to us.”

(7) In Section 16 of the Offer to Purchase, the last paragraph is hereby amended and restated in its entirety to read as follows:

“If after July 18, 2007, Proginet should declare or pay any cash dividend or other distribution on the Shares or issue, with respect to the Shares, any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominees or transferees on the Company’s stock transfer records, then, subject to the provisions of Section 12, “Conditions to the Offer,” (i) the Offer price will be reduced by the amount of any such cash dividend or cash distribution or (ii) any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us, but the Offer price will not change.  If the Offer price is reduced because of a cash dividend pursuant to the preceding sentence, and if, at the time that notice of any such reduction in the Offer price is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of such notice, then the Offer will be extended at least until the expiration of such period of ten business days.  Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer price for the Shares or deduct therefrom the amount or value thereof, as we determine in our sole discretion, exercised reasonably.”

    Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated July 23, 2007*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 23, 2007*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 23, 2007*

(a)(1)(F)	Letter to Stockholders*

(a)(1)(G)	Press release issued by Red Oak Fund, L.P. dated July 18, 2007*

(a)(1)(H)	Press release issued by Red Oak Fund, L.P. dated July 23, 2007*

(a)(1)(I)	Summary Advertisement published in Investor’s Business Daily on July 23, 2007*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*Filed with Schedule TO-T filed by Red Oak Fund, L.P.’s on July 23, 2007 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2007	RED OAK FUND, L.P.

	By:	Red Oak Capital Partners, LLC, general partner

/s/ David Sandberg
David Sandberg
Managing Member

Exhibit Index

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated July 23, 2007*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 23, 2007*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 23, 2007*

(a)(1)(F)	Letter to Stockholders*

(a)(1)(G)	Press release issued by Red Oak Fund, L.P. dated July 18, 2007*

(a)(1)(H)	Press release issued by Red Oak Fund, L.P. dated July 23, 2007*

(a)(1)(I)	Summary Advertisement published in Investor’s Business Daily on July 23, 2007*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*Filed with Schedule TO-T filed by Red Oak Fund, L.P.’s on July 23, 2007 and incorporated herein by reference.